Exhibit 99.1

Scienjoy Holding Corporation Reports Second Quarter and First Half 2026 Unaudited Financial Results

BEIJING, October 26, 2026 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), an AI technology company powered by a dual engine of “digital entertainment + enterprise AI solutions”, today announced its financial results for the second quarter and first half of fiscal year 2026 ended June 30, 2026.

Second Quarter 2026 Operating and Financial Summaries

●	Total revenue decreased to RMB305.4 million (US$45.0 million) for the three months ended June 30, 2026 from RMB349.0 million in the same period of 2025.

●	Gross profit decreased to RMB55.4 million (US$8.2 million) for the three months ended June 30, 2026 from RMB63.7 million in the same period of 2025. Gross margin decreased slightly to 18.1% for the three months ended June 30, 2026 from 18.2% in the same period of 2025.

●	Income from operations decreased to RMB12.8 million (US$1.9 million) for the three months ended June 30, 2026 from RMB23.3 million in the same period of 2025.

●	Net income decreased to RMB11.2 million (US$1.7 million) for the three months ended June 30, 2026 from RMB22.7 million in the same period of 2025.

●	Net income attributable to the Company’s shareholders decreased to RMB11.1 million (US$1.6 million) for the three months ended June 30, 2026 from RMB22.6 million in the same period of 2025.

●	Adjusted net income attributable to the Company’s shareholders decreased to RMB12.9 million (US$1.9 million) for the three months ended June 30, 2026 from RMB24.9 million in the same period of 2025.

First Half 2026 Operating and Financial Summaries

●	Total revenue decreased to RMB588.1 million (US$86.7 million) for the six months ended June 30, 2026 from RMB656.4 million in the same period of 2025.

●	Gross profit decreased to RMB105.5 million (US$15.6 million) for the six months ended June 30, 2026 from RMB123.2 million in the same period of 2025. Gross margin decreased to 17.9% for the six months ended June 30, 2026 from 18.8% in the same period of 2025.

●	Income from operations decreased to RMB24.1 million (US$3.5 million) for the six months ended June 30, 2026 from RMB37.0 million in the same period of 2025.

●	Net income increased by 92.7% to RMB18.8 million (US$2.8 million) for the six months ended June 30, 2026 from RMB9.7 million in the same period of 2025.

●	Net income attributable to the Company’s shareholders increased by 48.0% to RMB20.0 million (US$2.9 million) for the six months ended June 30, 2026 from RMB13.5 million in the same period of 2025.

●	Adjusted net income attributable to the Company’s shareholders increased by 15.1% to RMB22.3 million (US$3.3 million) for the six months ended June 30, 2026 from RMB19.4 million in the same period of 2025.

●	As of June 30, 2026, the Company had RMB329.9 million (US$48.6 million) in cash and cash equivalents, which represented an increase of RMB22.3 million from RMB307.7 million as of December 31, 2025.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “The first half of 2026 marked continued progress in executing our AI-driven growth strategy. While maintaining a resilient livestreaming business, we further advanced the commercialization of our AI technologies across our existing business ecosystem and new industry applications.

“A key milestone during the period was the continued expansion of AI Vista Live (AI Performer), our flagship AI platform for real-time interactive digital humans serving both consumer and enterprise markets. By integrating AI technology into our core livestreaming business, we are enhancing operational efficiency, and unlocking new monetization opportunities for AI-powered services, particularly through forward deployed engineer (FDE) solutions that embed our AI engines directly within customers’ organization to address real-world operational needs. During this transformation, we also achieved meaningful progress in our global expansion. Building on our growing AI ecosystem in Dubai, we entered into a comprehensive strategic partnership with a leading enterprise technology channel provider under a listed conglomerate, which is also a partner of the Microsoft Cloud Ecosystem.   We believe this collaboration will strengthen the commercial deployment of AI Vista Live across East and Southeast Asia and further expand our global market presence.

“Beyond livestreaming, we are steadily extending our AI capabilities into the education sector, with solutions designed to support course content development, administrative system management, and the organization and utilization of teaching and research outcomes. These initiatives reflect our broader strategy of translating AI capabilities into practical solutions for diverse enterprise and institutional needs.

“Looking ahead, we remain focused on accelerating commercialization, expanding our international footprint, and broadening the application of our AI solutions across industries and business scenarios. By leveraging our established industry expertise and technology capabilities, we aim to build a scalable, AI-driven business platform and create sustainable, long-term value for our shareholders.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “Our financial strategy continues to emphasize disciplined capital allocation, operational efficiency, sustainable profitability, and long-term value creation. At the same time, we have maintained strategic investment in AI innovation and global commercialization while exercising prudent expense management. These efforts contributed to a 48.0% year-over-year increase in net income attributable to the Company’s shareholders during the first half of 2026.

“Moving forward, we believe our strong technology capabilities, disciplined financial management, and healthy balance sheet provide the flexibility to support future growth initiatives while maintaining operational resilience. With cash and cash equivalents increasing by RMB22.3 million compared with the end of fiscal year 2025, we are well positioned to pursue strategic opportunities, invest in innovation, and continue creating long-term shareholder value.”

Second Quarter 2026 Financial Results

Total revenue decreased to RMB305.4 million (US$45.0 million) for the three months ended June 30, 2026 from RMB349.0 million in the same period of 2025, primarily caused by a decrease in paying users due to competitive landscape of China’s mobile live streaming market, partially offset by an increase of RMB295 in overall average live streaming revenue per paying user (“ARPPU”) to RMB2,353 for the three months ended June 30, 2026 from RMB2,058 for the same period of 2025. Total paying users were 125,028 for the three months ended June 30, 2026, as compared to 165,239 in the same period of 2025.

Cost of revenue decreased to RMB250.1 million (US$36.9 million) for the three months ended June 30, 2026 from RMB285.4 million in the same period of 2025. The decrease was primarily attributable to a decrease of RMB29.2 million in the Company’s revenue sharing fees and a decrease of RMB9.0 million in the Company’s user acquisition costs, partially offset by an increase of RMB2.9 million in other costs.

Gross profit decreased to RMB55.4 million (US$8.2 million) for the three months ended June 30, 2026 from RMB63.7 million in the same period of 2025. Gross margin decreased to 18.1% for the three months ended June 30, 2026 from 18.2% in the same period of 2025 due to higher revenue sharing fees ratio in oversea mobile live streaming market during the second quarter in 2026.

Total operating expenses increased by 5.4% to RMB42.6 million   (US$6.3 million) for the three months ended June 30, 2026 from RMB40.4 million in the same period of 2025.

●	Sales and marketing expenses decreased to RMB1.0 million (US$0.2 million) for the three months ended June 30, 2026 from RMB1.3 million in the same period of 2025, primarily attributable to fewer sales and marketing activities.

●	General and administrative expenses decreased to RMB17.3 million (US$2.6 million) for the three months ended June 30, 2026 from RMB21.0 million in the same period of 2025, primarily caused by a decrease of RMB2.0 million in professional consulting fee and a decrease of RMB1.7 million in amortization of intangible assets.

●	Research and development expenses increased by 43.2% to RMB25.0 million (US$3.7 million) for the three months ended June 30, 2026 from RMB17.4 million in the same period of 2025, due to an increase of RMB6.2 million in employee salary and welfare and an increase of RMB2.3 million in technical service fee, offset by a decrease of RMB0.9 million in share-based compensation.

●	Reversal of credit losses was RMB0.7 million (US$0.1 million) for the three months ended June 30, 2026, as compared to allowance for credit losses of RMB0.6 million in the same period of 2025, due to improved collection.

Income from operations decreased to RMB12.8 million (US$1.9 million) for the three months ended June 30, 2026 from RMB23.3 million in the same period of 2025.

Change in fair value of investment in marketable security decreased to a loss of RMB3.8 million (US$0.6 million) for the three months ended June 30, 2026 from RMB6.8 million in the same period of 2025. The change was primarily attributable to the fair value changes in investments in a publicly traded company.

Investment loss decreased to RMB0.2 million (US$0.03 million) for the three months ended June 30, 2026 from RMB0.6 million in the same period of 2025. The decreased investment loss was primarily attributable to more income distributed by long-term investments.

Interest income, net increased by 202.4% to RMB1.4 million (US$0.2 million) for the three months ended June 30, 2026 from RMB0.5 million in the same period of 2025. The increase was primarily due to higher average bank deposits held.

Other expenses net was RMB1.1 million (US$0.2 million) for the three months ended June 30, 2026, as compared to other income, net of RMB7.6 million in the same period of 2025, due to decreased government subsidies.

Foreign exchange loss, net decreased to RMB0.2 million (US$0.03 million) for the three months ended June 30, 2026 from RMB1.6 million in the same period of 2025.

Income tax benefit increased by 793.8% to RMB2.4 million (US$0.4 million) for the three months ended June 30, 2026 from RMB0.3 million in the same period of 2025.

Net income decreased to RMB11.2 million (US$1.7 million) for the three months ended June 30, 2026 from RMB22.7 million in the same period of 2025 as a result of the foregoing.

Net income attributable to the Company’s shareholders decreased to RMB11.1 million (US$1.6 million) for the three months ended June 30, 2026 from RMB22.6 million in the same period of 2025.

Adjusted net income attributable to the Company’s shareholders decreased to RMB12.9 million (US$1.9 million) for the three months ended June 30, 2026 from RMB24.9 million in the same period of 2025.

Basic and diluted net income per ordinary share was RMB0.26 (US$0.04) and RMB0.26 (US$0.04) for the three months ended June 30, 2026, respectively. In comparison, basic and diluted net income per ordinary share was RMB0.54 and RMB0.54 in the same period of 2025, respectively.

Adjusted basic and diluted net income per ordinary share was RMB0.31 (US$0.05) and RMB0.31 (US$0.05) for the three months ended June 30, 2026, respectively. In comparison, adjusted basic and diluted net income per ordinary share was RMB0.60 and RMB0.60 in the same period of 2025, respectively.

First Half 2026 Financial Results

Total revenues decreased to RMB588.1 million (US$86.7 million) for the six months ended June 30, 2026 from RMB656.4 million in the same period of 2025, primarily caused by decrease of paying users due to competitive landscape of China’s mobile live streaming market, partially offset by an increase of RMB390 in overall ARPPU to RMB2,908 for the six months ended June 30, 2026 from RMB2,518 for the same period of 2025. Total paying users were 196,374 for the six months ended June 30, 2026, decreased by approximately 23% as compared to 253,888 in the same period of 2025.

Cost of revenues decreased to RMB482.6 million (US$71.1 million) for the six months ended June 30, 2026 from RMB533.2 million in the same period of 2025. The decrease was primarily attributable to a decrease of RMB39.3 million in the Company’s revenue sharing fees and RMB15.4 million in the Company’s user acquisition costs, offset by an increase of RMB4.0 million in the Company’s other costs.

Gross profit decreased to RMB105.5 million (US$15.6 million) for the six months ended June 30, 2026 from RMB123.2 million in the same period of 2025. The gross margin decreased to 17.9% for the six months ended June 30, 2026 from 18.8% in the same period of 2025 due to higher revenue sharing fees ratio in oversea mobile live streaming market during the six months ended June 30, 2026.

Total operating expenses decreased to RMB81.4 million (US$12.0 million) for the six months ended June 30, 2026 from RMB86.2 million in the same period of 2025.

●	Sales and marketing expenses decreased to RMB1.9 million (US$0.3 million) for the six months ended June 30, 2026 from RMB3.4 million in the same period of 2025, primarily attributable to fewer sales and marketing activities.

●	General and administrative expenses decreased to RMB35.7 million (US$5.3 million) for the six months ended June 30, 2026 from RMB44.4 million in the same period of 2025. The decrease was primarily due to a decrease of RMB5.0 million in professional consulting fee and a decrease of RMB3.4 million in amortization of intangible assets.

●	Research and development expenses increased by 20.5% to RMB44.6 million (US$6.6 million) for the six months ended June 30, 2026 from RMB37.0 million for the six months ended June 30, 2025, due to an increase of RMB8.4 million in employee salary and welfare and an increase of RMB2.6 million in technical service fee, offset by a decrease of RMB3.1 million in share-based compensation.

●	Reversal for credit losses was RMB0.7 million (US$0.1 million) for the six months ended June 30, 2026, as compared to allowance for credit losses of RMB1.4 million in the same period of 2025, primarily due to improved collection.

Income from operations decreased to RMB24.1 million (US$3.5 million) for the six months ended June 30, 2026 from RMB37.0 million in the same period of 2025.

Change in fair value of investment in marketable security decreased to a loss of RMB5.2 million (US$0.8 million) for the six months ended June 30, 2026 from RMB31.1 million in the same period of 2025. The decrease was primarily attributable to the fair value changes in investments in publicly traded company.

Investment loss decreased to RMB0.07 million (US$0.01 million) for the six months ended June 30, 2026 from RMB1.0 million in the same period of 2025. The decreased investment loss was primarily attributable to more income distributed by long-term investments.

Interest income, net increased by 105.0% to RMB2.0 million (US$0.3 million) for the six months ended June 30, 2026 from RMB1.0 million in the same period of 2025. The increase was primarily due to higher average bank deposits held.

Other expense, net was RMB1.0 million (US$0.2 million) for the six months ended June 30, 2026, as compared to other income, net of RMB9.1 million in the same period of 2025. The change was primarily due to decreased government subsidies and one-time compensation income.

Foreign exchange loss, net decreased to RMB0.5 million (US$0.1 million) for the six months ended June 30, 2026 from RMB2.6 million in the same period of 2025.

Income tax expense decreased to RMB0.5 million (US$0.1 million) for the six months ended June 30, 2026 from RMB2.6 million in the same period of 2025.

Net income increased by 92.7% to RMB18.8 million (US$2.8 million) for the six months ended June 30, 2026 from RMB9.7 million in the same period of 2025 as a result of the foregoing.

Net income attributable to the Company’s shareholders increased by 48.0% to RMB20.0 million (US$2.9 million) for the six months ended June 30, 2026 from RMB13.5 million in the same period of 2025.

Adjusted net income attributable to the Company’s shareholders increased by 15.1% to RMB22.3 million (US$3.3 million) for the six months ended June 30, 2026 from RMB19.4 million in the same period of 2025.

Basic and diluted net income per ordinary share was RMB0.48 (US$0.07) and RMB0.48 (US$0.07) for the six months ended June 30, 2026, respectively. In comparison, basic and diluted net income per ordinary share was RMB0.32 and RMB0.32 in the same period of 2025, respectively.

Adjusted basic and diluted net income per ordinary share was RMB0.53 (US$0.08) and RMB0.53 (US$0.08) for the six months ended June 30, 2026, respectively. In comparison, adjusted basic and diluted net income per ordinary share was RMB0.47 and RMB0.47 in the same period of 2025, respectively.

As of June 30, 2026, the Company had cash and cash equivalent balance of RMB329.9 million (US$48.6 million), which represented an increase of RMB22.3 million from RMB307.7 million as of December 31, 2025.

Use of Non-GAAP Financial Measures

Adjusted net income attributable to the Company’s shareholders is calculated as net income attributable to the Company’s shareholders adjusted for share-based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on June 30, 2026, or at any other rate.

Recent Developments

On July 1, 2026, the Company signed an investment agreement to invest up to RMB70.0 million into Hangzhou Puhongtianze Management Consulting Partnership (“Puhong”), a limited partnership, for a 23.3% equity interest and was subsequently admitted as a limited partner of Puhong.

On July 26, 2026, the Company signed an investment agreement, pursuant to which it invested HK$45.0 million into Ventus Value Investment LPF Partnership (the “Ventus Partnership”) as a limited partner. The term of the Venus Partnership is for five years, provided that the term may be extended by the general partner of the Ventus Partnership for an additional two-year period. The Ventus Partnership raised total capital of HK$100.0 million, in which another limited partner contributed the remaining HK$55.0 million.

On September 2, 2026, the Company entered a sale and purchase agreement (the “SPA” and the transaction as contemplated therein, the “Transaction”), through its wholly-owned subsidiary Scienjoy Innovation Labs Inc. (“Scienjoy Innovation”, incorporated on July 16, 2026), to acquire 239,234,000 ordinary shares (the “Shares”) of Leader Education Limited (“Leader Education”, a listed company on the HKEX), an investment holding company that provides private higher education services in China, from Shuren Education Limited (“Shuren”), Leader Education’s controlling shareholder, for HK$102.69 million. The Shares represent 29.9% of the issued and outstanding share capital of Leader Education. The closing of the Transaction is subject to mutually agreed conditions, which includes: (i) Scienjoy Innovation being satisfied with the results of its due diligence of Leader Education and its subsidiaries; (ii) the absence of any material breach of warranties in the SPA by Shuren; (iii) all necessary waivers, consents, and/or notifications having been obtained; (iv) the continued listing of Leader Education’s ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited on or before the closing date; and (v) no suspension in trading of Leader Education’s ordinary shares had occurred for more than ten consecutive business days. The Transaction was closed on October 15, 2026. This Transaction is deemed to be a related party transaction since the Company’s independent director, Jun Lu, is also an executive director of Leader Education.

About Scienjoy Holding Corporation

Scienjoy Holding Corporation (“Scienjoy” or the “Company”, NASDAQ: SJ) is a technology company powered by a dual engine of “digital entertainment + enterprise AI solutions,” with AI at the core of its business strategy. The Company has a long track record of providing digital entertainment services to global users, building extensive expertise in digital content, multimodal interaction, and business operations. Leveraging its foundational AI technologies and business agent engines, which have been validated through real-world applications, Scienjoy is extending its capabilities to enterprise customers across a range of industries. Through its forward deployed engineer (FDE) model, AI applications, and intelligent solutions, the Company integrates AI into real-world business processes and operational systems, transforming technological capabilities into tangible business value.

Looking ahead, Scienjoy aims to further strengthen its AI capabilities across the application, model, and computing layers, while driving the synergistic development of its consumer-facing (2C) and enterprise-facing (2B) businesses. By continuously expanding the practical applications of AI across industries and business scenarios, the Company seeks to build a scalable AI-driven business platform and extend the boundaries of AI commercialization.

For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao

+1-646-932-7242

investors@ascent-ir.com

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of June 30,
	2025	2026	2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	307,650	329,927	48,625
Accounts receivable, net	43,290	45,518	6,709
Due from a related party	100	-	-
Investment in marketable security	8,561	3,319	489
Prepaid expenses and other current assets	23,607	27,719	4,085
Total current assets	383,208	406,483	59,908

Non-current assets
Property and equipment, net	2,244	1,941	286
Intangible assets, net	-	4	1
Long term investments	271,261	269,985	39,791
Long term deposits and other assets	1,741	2,051	302
Right-of-use assets-operating lease	14,695	21,262	3,134
Deferred tax assets	37,288	37,257	5,491
Total non-current assets	327,229	332,500	49,005
TOTAL ASSETS	710,437	738,983	108,913

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	16,665	27,247	4,016
Deferred revenue	50,464	52,509	7,738
Accrued salary and employee benefits	15,184	10,065	1,483
Income tax payable	10,899	10,054	1,482
Lease liabilities-operating lease -current	3,641	6,273	925
Accrued expenses and other current liabilities	9,728	10,245	1,510
Total current liabilities	106,581	116,393	17,154

Non-current liabilities
Lease liabilities-operating lease -non-current	10,399	14,185	2,091
Total non-current liabilities	10,399	14,185	2,091
TOTAL LIABILITIES	116,980	130,578	19,245

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 39,537,710 Class A ordinary shares and 2,925,058 Class B ordinary shares issued as of December 31, 2025, respectively; 40,472,829 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of June 30, 2026, respectively.
Class A ordinary shares	451,666	474,831	69,981
Class B ordinary shares	23,896	23,896	3,522
Shares to be issued	20,817	-	-
Treasury stocks	(19,952)	(20,411)	(3,008)
Statutory reserves	34,091	35,181	5,185
Retained earnings	92,024	110,901	16,345
Accumulated other comprehensive income	12,867	6,930	1,021
Total shareholders’ equity	615,409	631,328	93,046
Non-controlling interests	(21,952)	(22,923)	(3,378)
Total equity	593,457	608,405	89,668
TOTAL LIABILITIES AND EQUITY	710,437	738,983	108,913

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	630,084	564,951	83,263
Live streaming - time based virtual item revenue	9,258	6,092	898
Technical services and others	17,025	17,024	2,509
Total revenue	656,367	588,067	86,670
Cost of revenue	(533,195)	(482,554)	(71,120)
Gross profit	123,172	105,513	15,550
Sales and marketing expenses	(3,412)	(1,911)	(282)
General and administrative expenses	(44,379)	(35,651)	(5,254)
Research and development expenses	(36,999)	(44,599)	(6,573)
(Allowance for) reversal of credit losses	(1,400)	724	107
Income from operations	36,982	24,076	3,548
Change in fair value of investment in marketable security	(31,092)	(5,242)	(773)
Investments loss	(971)	(70)	(10)
Interest income, net	996	2,042	301
Other income (expenses), net	9,072	(1,018)	(150)
Foreign exchange loss, net	(2,630)	(499)	(74)
Income before income taxes	12,357	19,289	2,842
Income tax expense	(2,608)	(503)	(74)
Net income	9,749	18,786	2,768
Less: net loss attributable to non-controlling interest	(3,744)	(1,181)	(174)
Net income attributable to the Company’s shareholders	13,493	19,967	2,942

Other comprehensive income (loss):
Other comprehensive income (loss) - foreign currency translation adjustment	995	(5,727)	(844)
Comprehensive income	10,744	13,059	1,924
Less: comprehensive loss attributable to non-controlling interests	(3,574)	(971)	(143)
Comprehensive income attributable to the Company’s shareholders	14,318	14,030	2,067

Weighted average number of shares
Basic	41,578,079	41,987,039	41,987,039
Diluted	41,655,404	41,987,039	41,987,039

Earnings per share
Basic	0.32	0.48	0.07
Diluted	0.32	0.48	0.07

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except share and per share data or otherwise stated)

	Ordinary shares		Shares to be	Treasury stocks		Statutory	Retained	Accumulated other comprehensive	Non- controlling	Total
	Shares	Amount	issued	shares	Amount	reserves	earnings	Income	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	41,847,784	468,058	20,817	(1,048,178)	(19,952)	50,705	662,499	16,967	(13,778)	1,185,316
Net income	-	-	-	-	-	-	13,493	-	(3,744)	9,749
Share-based compensation	489,984	5,897	-	-	-	-	-	-	-	5,897
Appropriation to statutory reserves	-	-	-	-	-	490	(490)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	825	170	995
Balance as of June 30, 2025	42,337,768	473,955	20,817	(1,048,178)	(19,952)	51,195	675,502	17,792	(17,352)	1,201,957

	Ordinary shares		Shares to be	Treasury stocks		Statutory	Retained	Accumulated other comprehensive	Non- controlling	Total
	Shares	Amount	issued	shares	Amount	reserves	earnings	Income	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2025	42,462,768	475,562	20,817	(1,048,178)	(19,952)	34,091	92,024	12,867	(21,952)	593,457
Net income	-	-	-	-	-	-	19,967	-	(1,181)	18,786
Share-based compensation	298,428	2,348	-	-	-	-	-	-	-	2,348
Treasury stocks	-	-	-	(89,952)	(459)	-	-	-	-	(459)
Appropriation to statutory reserves	-	-	-	-	-	1,090	(1,090)	-	-	-
Issuance of shares for acquisition of Weiliantong	636,691	20,817	(20,817)	-	-	-	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(5,937)	210	(5,727)
Balance as of June 30, 2026	43,397,887	498,727	-	(1,138,130)	(20,411)	35,181	110,901	6,930	(22,923)	608,405
Balance as of June 30, 2026 (US$)	43,397,887	73,503	-	(1,138,130)	(3,008)	5,185	16,345	1,021	(3,378)	89,668

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share and per share data or otherwise stated)

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Cash flows from operating activities
Net income	9,749	18,786	2,768

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	724	570	84
Amortization of intangible assets	3,480	-	-
Allowance for (reversal of) credit losses	1,400	(724)	(107)
Loss from disposal of property and equipment	1	-	-
Deferred tax (benefit) expense	(831)	8	1
Change in fair value of investment in marketable security	31,092	5,242	773
Investments loss	971	70	10
Share-based compensation	5,897	2,348	346
Amortization of right-of-use assets-operating lease	3,492	2,997	442
Changes in operating assets and liabilities
Accounts receivable	1,956	(3,582)	(528)
Prepaid expense and other current assets	(3)	(5,286)	(779)
Long term deposits and other assets	67	(310)	(46)
Accounts payable	3,028	10,584	1,560
Deferred revenue	9,012	2,045	301
Accrued salary and employee benefits	(12,132)	(5,119)	(754)
Accrued expenses and other current liabilities	(3,338)	518	76
Income tax payable	1,079	(845)	(125)
Lease liabilities-operating lease	(4,672)	(3,146)	(464)
Net cash provided by operating activities	50,972	24,156	3,558

Cash flows from investing activities
Cash acquired from acquisition	28	-	-
Payment for (receipts from) long term investments	(6,000)	632	93
Purchase of property and equipment and intangible assets	(261)	(276)	(41)
Net cash (used in) provided by investing activities	(6,233)	356	52

Cash flows from financing activities
(Advance to) proceeds from related parties	(100)	100	15
Share repurchase	-	(459)	(68)
Net cash used in financing activities	(100)	(359)	(53)

Effect of foreign exchange rate changes on cash and cash equivalents	1,311	(1,876)	(274)
Net increase in cash and cash equivalents	45,950	22,277	3,283
Cash and cash equivalents at beginning of the period	252,540	307,650	45,342
Cash and cash equivalents at end of the period	298,490	329,927	48,625

Supplemental disclosures of cash flow information:
Income taxes paid	2,210	1,333	196

Supplemental non-cash investing and financing information:
Right-of-use assets-operating lease obtained in exchange for lease liabilities-operating lease	16,442	9,564	1,410
Issuance of Class A ordinary shares for acquisition	-	20,817	3,068

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026	2026
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company’s shareholders	22,583	11,092	1,635	13,493	19,967	2,942
Less:
Share based compensation	(2,322)	(1,810)	(267)	(5,897)	(2,348)	(346)
Adjusted net income attributable to the Company’s shareholders*	24,905	12,902	1,902	19,390	22,315	3,288
Adjusted net income attributable to the Company’s shareholders per ordinary share*
Basic	0.60	0.31	0.05	0.47	0.53	0.08
Diluted	0.60	0.31	0.05	0.47	0.53	0.08

“Adjusted net income attributable to the Company’s shareholders” is defined as net income attributable to the Company’s shareholders excluding share-based compensation.